Item 77(C)

Matters Submitted to a Vote of Security Holders

At a special meeting of shareholders, held on July 19, 2013, shares were voted as follows on the proposal presented to shareholders to approve an Agreement and Plan of Reorganization for the Phocas Real Estate Fund (the “Fund”), a series of Advisors Series Trust (the “Acquired Fund”), whereby the Phocas Real Estate Fund (the “Acquiring Fund”), a series of Forum Funds II, would acquire all of the assets and liabilities of the Acquired Fund, in exchange for shares of the Acquiring Fund which would be distributed pro rata by the Acquired Fund to its shareholders, in complete liquidation and dissolution of the Acquired Fund (the “Proposal”):

                                      For                                           Against                         Abstain
    ------------                                ---------------                   ---------------
      198,841                                            -                                19,622